FORM 18-K/A
Amendment No. 1
For Foreign Governments and Political Subdivisions Thereof
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORT
of
THE REPUBLIC OF ITALY
(Name of Registrant)
Date of end of last fiscal year: December 31, 2017
SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of Authorized Agent of the Registrant in the United States to receive notices and communications from the Securities and Exchange Commission:
THE HONORABLE ARMANDO VARRICCHIO
Italian Ambassador to the United States
3000 Whitehaven Street, N.W.
Washington, D.C. 20008

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

LORENZO CORTE, ESQ.
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street,
Canary Wharf
London E14 5DS
United Kingdom

*	The Republic of Italy files Annual Reports on Form 18-K voluntarily in order for The Republic of Italy to incorporate such Annual Reports into its shelf registration statements.

Table of Contents
TABLE OF CONTENTS

EXPLANATORY NOTE	3
SIGNATURE	4
EXHIBIT INDEX	5

EXPLANATORY NOTE

This amendment to the Republic of Italy’s (the “Republic” or “Italy”) Annual Report on Form 18-K for the fiscal year ended December 31, 2017 (the “Annual Report”) comprises:

(a)	Pages numbered 1 to 5 consecutively.
(b)	The following exhibit:

Exhibit 99.(8): 2019 Stability Programme (Section I of the Economic and Financial Document of 2019, dated April 9, 2019) – English version.

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE
Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant Republic of Italy has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rome, Italy on September 3, 2019.

REPUBLIC OF ITALY

By:	/s/ Dott. Davide Iacovoni
	Name:	Dott. Davide Iacovoni
	Title:	Director General – Treasury Department – Directorate II
Ministry of Economy and Finance

EXHIBIT INDEX

Exhibit No	Description
99.(8)	2019 Stability Programme (Section I of the Economic and Financial Document of 2019, dated April 9, 2019) – English version.*

*	Italian version previously filed by paper under cover of Form SE on July 31, 2019.

5